   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 22, 1997.

                                                        REGISTRATION NO. 2-82253
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                        POST-EFFECTIVE AMENDMENT NO. 13

                                       TO

                                   FORM S-14

                                       ON

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                              CINCINNATI BELL INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    OHIO                                        31-1056105
(STATE OR OTHER JURISDICTION OF INCORPORATION      (I.R.S. EMPLOYER IDENTIFICATION NO.)
               OR ORGANIZATION)

         201 EAST FOURTH STREET, CINCINNATI, OHIO 45202 (513) 397-9900

    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                            ------------------------

           Share Owner Dividend Reinvestment and Stock Purchase Plan

                            ------------------------

 WILLIAM H. ZIMMER III, SECRETARY AND TREASURER, CINCINNATI BELL INC., 201 EAST
                                 FOURTH STREET

                     CINCINNATI, OHIO 45202 (513) 397-9900

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                  Please send copies of all communications to:

                               NEIL GANULIN, ESQ.

                                 Frost & Jacobs
                             201 East Fifth Street
                             Cincinnati, Ohio 45202
                                 (513) 651-6800

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                     [LOGO]

                     SHARE OWNER DIVIDEND REINVESTMENT AND
                              STOCK PURCHASE PLAN

                            ------------------------

    The Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Plan") of Cincinnati Bell Inc. (the "Company") provides holders of its common shares with a simple and convenient method of purchasing additional common shares without fees of any kind. Any holder of record of common shares is eligible to join the Plan.

    Investment options offered under the Plan are:

    FULL DIVIDEND REINVESTMENT--Reinvest dividends on all shares held. Participants may also make optional cash payments up to an aggregate of $5,000 per month.

    OPTIONAL CASH PAYMENTS ONLY--Invest by making optional cash payments at any time in amounts up to an aggregate of $5,000 per month without reinvesting dividends on shares held.

    Common shares needed for the Plan may be purchased either from the Company or in market transactions. The option of using common shares purchased in market transactions allows the Company to control the issuance of new equity based on its needs while insuring that participants have the ability to invest in the Company without paying any brokerage fees or service charges. Market transactions provide no new funds for the Company.

    The price of common shares purchased from the Company will be the average of the daily high and low sale prices of the shares as reported in the listing of New York Stock Exchange Composite Transactions for the last five days on which the shares were traded, ending on the applicable investment date. The price of common shares purchased in market transactions will be the average price paid by Fifth Third Bank to obtain them.

    On January 21, 1997 the last reported sale price of the common shares on the New York Stock Exchange Composite Tape was $60.875.

    This Prospectus relates to authorized and unissued common shares of the Company registered for purchase under the Plan. It is suggested that this Prospectus be retained for future reference.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

DATED JANUARY 22, 1997

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR AFFILIATES SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN ANY SUCH JURISDICTION.

                            ------------------------

                           FORWARD-LOOKING STATEMENTS

    Certain information included in this Prospectus under the captions "Risk Factors" and "Business" and elsewhere include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe harbor created by that Act. There are several important factors that could cause actual results to differ materially from those anticipated by the forward-looking statements contained in such discussions. Additional information on the risk factors which could affect the Company's financial results is included in other documents incorporated by reference herein.

                            ------------------------

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, material filed by the Company can be inspected and copied at the offices of the New York Stock Exchange ("NYSE"), 20 Broad Street, New York, New York 10005. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

    The Company has filed with the Commission a Registration Statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the common shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as part thereof as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the common shares, reference is hereby made to such Registration Statement, including the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents have been filed by the Company with the SEC (File No. 1-8519) and are incorporated herein by reference:

    (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

    (2) The Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 1996, June 30, 1996 and September 30, 1996.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering (of the common shares) shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement herein or contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or in any prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus. Subject to the foregoing, all information appearing in the Prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference herein.

    COPIES OF THE ABOVE DOCUMENTS (NOT INCLUDING THE EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) AND OF THE COMPANY'S 1995 ANNUAL REPORT MAY BE OBTAINED UPON REQUEST WITHOUT CHARGE FROM THE SECRETARY OF THE COMPANY, ROOM 732, 201 EAST FOURTH STREET, P.O. BOX 2301, CINCINNATI, OHIO 45201 (TELEPHONE NUMBER (800 345-6301 PRESS NUMBER 4).

                            ------------------------

                                    THE PLAN

    The following is an explanation of the provisions of the Share Owner Dividend Reinvestment and Stock Purchase Plan of the Company in a question and answer format.

PURPOSE

1.  WHAT IS THE PURPOSE OF THE PLAN?

    The purpose of the Plan is to provide holders of record of the Company's common shares with a simple and convenient method of investing cash dividends and optional cash payments in additional common shares without payment of any brokerage commission or service charge.

ADVANTAGES

2.  WHAT ARE THE ADVANTAGES OF THE PLAN?

    Participants in the Plan may (a) have cash dividends on their common shares automatically reinvested or (b) continue to receive their cash dividends on shares registered in their names and invest by making optional cash payments up to an aggregate of $5,000 per month or (c) invest both their cash dividends and such optional cash payments. No commission or service charge is paid by participants in connection with purchases under the Plan. Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be credited to participants' accounts. Dividends on the shares in the participants' accounts are automatically reinvested in additional common shares. The Plan assures safekeeping of shares credited to a participant's account since certificates for such shares are not issued unless requested by the participant. Regular quarterly statements of account provide simplified recordkeeping.

ADMINISTRATION

3.  WHO ADMINISTERS THE PLAN FOR PARTICIPANTS?

    Fifth Third Bank (the "Bank") administers the Plan for participants, keeps records, sends quarterly statements of account to participants and performs other duties relating to the Plan.

                            ------------------------

                         FOR INFORMATION ABOUT THE PLAN

Call:      Fifth Third Bank
           1-800-837-2755
           1-513-579-5320

Write to:  Corporate Trust Services
           Fifth Third Bank
           38 Fountain Square Plaza
           Mail Drop #1090F5
           Cincinnati, OH 45263

    All written notices and requests concerning the Plan should be mailed to the above address. Please include a telephone number in your letter where you can be reached during business hours.

    Optional Cash Payments may be mailed to the above address.

                        CHECKS SHOULD BE MADE PAYABLE TO

                                FIFTH THIRD BANK

                            ------------------------

PARTICIPATION

4.  HOW DOES A SHAREHOLDER PARTICIPATE?

    A holder of record of common shares may join the Plan by completing and signing an Authorization Form and returning it to the Bank. A return envelope is provided for this purpose. An Authorization Form may be obtained at any time by contacting the Bank (See Question 3). All holders of record of common shares are eligible to participate in the Plan.

5.  WHAT DOES THE AUTHORIZATION FORM PROVIDE?

    The Authorization Form directs the Bank to apply all of the participating shareholder's cash dividends on the shares registered in the participant's name or credited to the participant's account under the Plan, together with any optional cash payments made by the participant in accordance with the Plan, to the purchase of additional common shares. If the "optional cash payments only" box on the Authorization Form is checked, the Company will continue to pay cash dividends to the participant on shares registered in the participant's name in the usual manner, but any optional cash payment received and dividends on shares credited to the participant's Plan account will be applied to the purchase of additional common shares under the Plan.

6.  WHEN WILL PARTICIPATION IN THE DIVIDEND REINVESTMENT FEATURE BEGIN?

    To authorize the investment of a dividend, the Authorization Form must be received by the Bank by the first Wednesday of the month preceding the month in which the dividend is paid. (Dividends ordinarily are paid on the first business days of February, May, August and November.) For example, in the case of the dividend payable in May, 1997, if the Authorization Form is received by the Bank not later than April 2, 1997, the May dividend would be reinvested. If the Authorization Form is received after April 2, 1997, the first dividend to be reinvested would be the dividend payable in August 1997.

7.  WHEN WILL PARTICIPATION IN THE OPTIONAL PAYMENT FEATURE BEGIN?

    The option to make cash payments is available to each participant each month. Optional cash payments by a participant cannot exceed an aggregate of $5,000 per month. The minimum optional cash payment is $25.00. All cash payments will be acknowledged by a receipt.

    An optional cash payment may be made by a participant when enrolling by enclosing a check or money order (payable in United States dollars) with the Authorization Form. Thereafter, to ensure the proper crediting of accounts, such payments should be made through the use of Voluntary Purchase Forms sent to participants by the Bank. The same amount of money need not be sent each month and there is no obligation to make an optional cash payment each month.

8.  HOW MAY A PARTICIPANT CHANGE OPTIONS UNDER THE PLAN?

    A participant may change the investment option at any time by signing a new Authorization Form and returning it to the Bank. An Authorization Form may be obtained at any time by contacting the Bank (See Question 3). Any change in option with respect to reinvestment of dividends must be received by the Bank by the first Wednesday of the month preceding the month in which the dividend is paid to allow sufficient time for processing.

9.  WHEN WILL DIVIDENDS AND OPTIONAL CASH PAYMENTS BE INVESTED?

    Dividends will be invested on or about the dividend payment date (See Question 6).

    Optional cash payments received during a month will be invested on or about the first business day of the following month. No interest will be paid on cash payments. It is therefore suggested that any optional cash payment a participant wishes to make be sent so as to reach the Bank shortly before the beginning of a month. Optional cash payments received during a month will be returned if written notification is received by the Bank on or before the last day of the month.

COSTS

10. ARE THERE ANY EXPENSES TO PARTICIPANTS IN CONNECTION WITH PURCHASES UNDER THE PLAN?

    No. All brokerage fees and costs of administration of the Plan are paid by the Company.

PURCHASES

11. HOW ARE COMMON SHARES PURCHASED UNDER THE PLAN?

    At the direction of the Company, common shares needed for the Plan may be purchased (a) directly from the Company or (b) on any securities exchange where common shares are traded, in the over-the-counter market or by negotiated transactions, including negotiated transactions with Company sponsored employee benefit trusts ("market transactions") or (c) both from the Company and in market transactions.

Market transactions may be on such terms as to price, delivery or otherwise as the Bank or other independent agent appointed by the Company may determine.

12. WHAT WILL BE THE PRICE OF COMMON SHARES PURCHASED UNDER THE PLAN?

    The price of common shares purchased from the Company on any applicable investment date will be the average of the daily high and low sale prices for such shares as reported in the listing of the New York Stock Exchange Composite Transactions for the last five days on which such shares were traded, ending on the investment date. No shares will be purchased from the Company at less than the par value of such shares. The price of common shares purchased in market transactions will be the average price paid by the Bank to obtain them.

13. HOW MANY COMMON SHARES WILL BE PURCHASED FOR PARTICIPANTS?

    Each participant's account will be credited with a number of shares, including fractions computed to four decimal places, equal to the total amount to be invested divided by the purchase price.

14. WHEN WILL COMMON SHARES BE PURCHASED UNDER THE PLAN?

    Where common shares are purchased from the Company, the purchase will be made on the applicable investment date.

    Where common shares are purchased in market transactions, the Bank or other independent purchasing agent will be obligated to invest promptly on or about the applicable investment date.

    Common shares will be allocated and credited to participants' accounts as of the applicable investment date. Depending on the Company's election, participants may be credited with common shares purchased from the Company or in market transactions or both from the Company and in market transactions.

REPORTS TO PARTICIPANTS

15. WHAT REPORTS WILL BE SENT TO PARTICIPANTS IN THE PLAN?

    Each participant in the Plan will receive a statement of account after each month in which there is a transaction showing amounts invested, purchase prices and shares purchased. THESE STATEMENTS ARE A PARTICIPANT'S CONTINUING RECORD OF PURCHASES AND SHOULD BE RETAINED FOR INCOME TAX PURPOSES. In addition, each participant will receive copies of the same communications sent to every other holder of common shares, including the Company's Annual Report and the Notice of Annual Meeting and Proxy Statement.

DIVIDENDS

16. WILL A PARTICIPANT'S ACCOUNT BE CREDITED WITH DIVIDENDS ON FRACTIONS OF SHARES?

    Yes. A participant's account will be credited with dividends on fractions of shares.

CERTIFICATES FOR SHARES

17. WILL CERTIFICATES BE ISSUED FOR COMMON SHARES PURCHASED?

    Common shares purchased under the Plan will be registered in the name of the Bank (or its nominee), as agent for participants in the Plan, and certificates for such shares will not be issued to participants unless requested. This protects against loss, theft or destruction of stock certificates. The number of shares credited to an account under the Plan will be shown on the participant's statement of account.

    Certificates for any number of whole shares credited to an account under the Plan will be issued upon the written request of a participant who wishes to remain in the Plan. This request should be mailed to the Bank (See Question 3). Any remaining whole shares and fraction of a share will continue to be credited to the participant's account. Shares credited to the account of a participant under the Plan may not be pledged. A participant who wishes to pledge such shares must request that certificates for such shares be issued in the participant's name.

    Certificates for fractions of shares will not be issued under any circumstances.

18. IN WHOSE NAME WILL CERTIFICATES BE REGISTERED WHEN ISSUED?

    Accounts under the plan are maintained in the names in which certificates of the participants were registered at the time they entered the Plan. Certificates for whole shares will be similarly registered when issued.

TERMINATION

19. HOW IS PARTICIPATION IN THE PLAN TERMINATED?

    In order to terminate participation in the Plan, a participant must send a written request to the Bank (See Question 3). When participation in the Plan is terminated, certificates for whole shares credited to the participant's account under the Plan will be issued and a cash payment will be made for any fraction of a share based on the current market price of Company common shares when the written request is processed, less any related brokerage commission and any transfer tax. Upon termination from the Plan, the participant may request that all of the shares be sold. Normally the sale will be made for the account of the participant by an independent fiduciary institution designated by the Bank within ten business days after receipt of the request and the proceeds of the sale less any brokerage commission and any transfer tax will be forwarded to the participant within ten business days after the sale.

20. WHEN MAY PARTICIPATION IN THE PLAN BE TERMINATED?

    Participation in the Plan may be terminated at any time. If the request to terminate is received less than three business days prior to a dividend record date, the request will not be processed until after the dividends have been invested and the shares credited to the participant's account.

OTHER INFORMATION

21. WHAT HAPPENS WHEN A PARTICIPANT SELLS OR TRANSFERS ALL OF THE SHARES REGISTERED IN THE PARTICIPANT'S NAME?

    If a participant disposes of all common shares registered in the participant's name, the Bank will continue to reinvest the dividends on the shares credited to the participant's account under the Plan until otherwise notified (See Question 19).

22. IF THE COMPANY HAS A RIGHTS OFFERING, HOW WILL A PARTICIPANT'S ENTITLEMENT BE COMPUTED?

    A participant's entitlement in a rights offering will be based upon total holdings--just as the participant's dividend is computed each quarter. Rights certificates will be issued for the number of whole shares only, however, and rights based on a fraction of a share held in a participant's account will be sold for the participant's account and the net proceeds will be treated as an optional cash payment.

23. WHAT HAPPENS IF THE COMPANY ISSUES A STOCK DIVIDEND OR DECLARES A STOCK
    SPLIT?

    Any common shares issued as a result of a stock dividend or stock split by the Company on shares credited to the account of a participant under the Plan will be added to the participant's account. Stock dividends or split shares issued with respect to shares registered in the name of the participant will be mailed directly to the participant in the same manner as to shareholders who are not participating in the Plan.

24. HOW WILL A PARTICIPANT'S SHARES BE VOTED AT MEETINGS OF SHAREHOLDERS?

    Any shares held in the Plan for a participant will be voted as the participant directs. A participant will receive a single proxy covering all shares registered in the participant's name as well as all shares credited to the participant's account under the Plan. If no shares are registered in a participant's name, a proxy card will be furnished to the participant for shares credited to the participant's account under the Plan.

25. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN PLAN? (SEE ALSO QUESTION 28)

    The following are Federal income tax consequences, under present law, for Plan participants:

    (1) In the case of common shares acquired from the Company with reinvested dividends, participants in the Plan will be treated as having received a dividend in an amount equal to the fair market value of the common shares acquired on the dividend payment date. In the case of shares purchased in market transactions with reinvested dividends, participants will be treated as having received a dividend in an amount equal to the cash dividend paid by the Company.

    (2) Participants whose common shares are purchased in market transactions with either reinvested dividends or optional payments are treated as having received an additional dividend in the amount of the pro rata brokerage fees paid by the Company.

    (3) The tax basis of common shares purchased from the Company will equal (a) the amount treated as a dividend in the case of shares purchased with dividends and (b) the purchase price in the case of common shares purchased with optional cash payments. The tax basis of shares purchased in market transactions will be the same as in the preceding sentence, increased by the amount of brokerage fees paid by the Company.

    (4) A participant's holding period for common shares purchased under either the dividend reinvestment aspect of the Plan or the optional cash payment aspect of the Plan will begin on the day following the applicable investment date.

    (5) A participant will not realize any taxable income when the participant receives certificates for whole shares credited to the participant's account, either upon the participant's request for certain of those shares or upon termination of the Plan.

    (6) A participant will realize gain or loss when shares are sold or exchanged, whether pursuant to the participant's request upon termination of participation in the Plan (See Question 19) or by the participant after receipt of shares from the Plan, and, in the case of a fraction of a share, when the participant receives a cash adjustment for a fraction of a share credited to the participant's account upon termination of participation in or termination of the Plan; and the amount of such gain or loss will be the difference between the amount which the participant receives for the shares or fraction of a share and the tax basis therefor.

    THE FOREGOING DISCUSSION IS NOT INTENDED TO COVER ALL TAX ASPECTS OF PARTICIPATION IN THE PLAN. THE TAX CONSEQUENCES OUTLINED ABOVE ARE SUBJECT TO CHANGE BY LEGISLATION, ADMINISTRATIVE ACTION AND JUDICIAL DECISIONS. FURTHERMORE, THE FOREGOING DISCUSSION DOES NOT DEAL WITH QUESTIONS OF STATE AND LOCAL TAXATION. THEREFORE, EACH PARTICIPANT SHOULD CONSULT WITH AN ATTORNEY OR TAX ADVISOR AS TO THE TAX EFFECTS OF PARTICIPATION IN THE PLAN.

26. WHEN MAY A PARTICIPANT BE SUBJECT TO BACKUP WITHHOLDING?

    If a participant has failed to furnish a valid taxpayer identification number to the Bank, unless the participant is exempt from the withholding requirements described in Section 3406 of the Internal Revenue Code of 1986, then the Bank must withhold 31% from the amount of common share dividends, the proceeds of the sale of fractional shares and the proceeds of any sale of whole shares. In addition, if a nonexempt new participant fails to certify that such participant is not subject to backup withholding on interest and dividend payments, because of notified payee underreporting, then 31% must be withheld from the amount of common share dividends. The withheld amounts will be deducted from the amount of dividends and the remaining amount will be reinvested.

27. WHAT IS THE RESPONSIBILITY OF THE COMPANY AND THE BANK UNDER THE PLAN?

    The Company and the Bank, in administering the Plan, will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon such participant's death prior to receipt of notice in writing of such death. Participants should recognize that neither the Company nor the Bank can assure them of a profit or protect them against a loss on the shares purchased by them under the Plan. Although the Plan contemplates the continuation of quarterly dividend payments, the payment of future dividends will depend upon future earnings, the financial condition of the Company and other factors.

28. HOW ARE INCOME TAX WITHHOLDING PROVISIONS APPLIED TO FOREIGN SHAREHOLDERS?

    In the case of those foreign shareholders who elect to have their common share dividends reinvested and whose common share dividends are subject to United States income tax withholding, the Bank will invest in common shares an amount equal to the dividends less the amount of tax required to be withheld. Optional cash payments received from them will be invested the same way as payments from other participants. The statements confirming purchases made for such foreign participants will indicate the amount invested. Foreign shareholders who check the "optional cash payments only" box on the Authorization Form will continue to receive cash dividends on common shares registered in their names in the same manner as if they were not participating in the Plan. Dividends with respect to common shares credited to their Plan accounts, less the amount of tax required to be withheld, if any, will be applied to the purchase of common shares.

29. MAY THE PLAN BE CHANGED OR DISCONTINUED?

    The Company reserves the right to suspend, modify or terminate the Plan at any time. All participants will receive notice of any such suspension, modification or termination. Upon termination of the Plan by the Company, certificates for whole shares credited to a participant's account under the Plan will be issued and a cash payment will be made for any fraction of a share based on the current market price of Company common shares on the termination date, less any related brokerage commission and any transfer tax.

                            ------------------------

                                  THE COMPANY

    The Company is a major U.S. diversified telecommunications company with principal businesses in three industry segments. The telephone operations segment, Cincinnati Bell Telephone Company ("CBT"), provides telecommunications services and products, which include local service, network access and toll telephone services in the Greater Cincinnati area. The information systems segment, Cincinnati Bell Information Systems Inc. ("CBIS"), provides data processing and software development services primarily to the U.S. communication industry. The telephone marketing services segment, MATRIXX Marketing Inc. ("MATRIXX"), provides telephone marketing, research, fulfillment, database management, interactive voice response, Internet and technical help desk services primarily to large corporations such as AT&T and DIRECTV-Registered Trademark-. The Company's other businesses include:
Cincinnati Bell Long Distance Inc. ("CBLD"), which provides resale long distance telecommunications services and products as well as voice mail and paging services; Cincinnati Bell Directory Inc. ("CBD"), which provides Yellow Pages and other directory products and services, as well as information and advertising services; and companies having interests in cellular mobile telephone service and the purchase, sale and reconditioning of telecommunications and computer equipment.

    The Company is incorporated under the laws of Ohio and has its principal executive offices at 201 East Fourth Street, Cincinnati, Ohio 45202 (telephone number (513) 397-9900).

                                  RISK FACTORS

    THE FOLLOWING FACTORS SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN COMPANY COMMON SHARES. ANY ONE OR MORE OF SUCH FACTORS MAY CAUSE THE COMPANY'S ACTUAL RESULTS FOR VARIOUS FINANCIAL REPORTING PERIODS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF THE COMPANY.

REGULATORY AND COMPETITIVE TRENDS

    Recently enacted and future legislative and regulatory initiatives will have an impact on CBT and other incumbent local exchange carriers ("LECs"), including the Regional Bell Operating Companies ("RBOCs") and other independent telephone companies. The extent of that impact will not be known until the initiatives are fully implemented. The basic thrust of these initiatives is to encourage and accelerate the development of competition in the telecommunications industry by removing legal barriers to competition across major segments of that industry. Under the initiatives, companies that today are limited to one or more of those segments, including local exchange, long distance, wireless, cable television and information services, could enter the other segments to compete with the incumbent providers and other new entrants.

    Today's technology makes it possible to interconnect facilities of competing telecommunications carriers and to provide the service offerings of multiple competitors through the network facilities of one or more incumbents. At the federal level, the Telecommunications Act of 1996 (the "Act") passed in February 1996 requires incumbent LECs like CBT to interconnect with the networks of other service providers, unbundle certain network elements and make them available to competing providers at wholesale rates. Additionally, the Act requires the removal of other perceived barriers to competitive entry by alternative providers of local exchange services. Although the Act clearly states these mandates, it does so in general terms and leaves the implementation of these mandates to the Federal Communications Commission ("FCC") and the state regulatory agencies.

    On August 8, 1996, the FCC issued an order establishing regulations to implement the "local competition" provisions of the Act. These regulations essentially establish parameters under which a LEC must allow other telecommunications carriers to interconnect with its network, including the compensation that a LEC would receive for terminating calls originating from the networks of the other carriers. The FCC's regulations also establish parameters under which LECs must unbundle network elements and offer them to other telecommunications carriers. The prices for interconnection and unbundled elements either are to be negotiated between the parties (and approved by the relevant state commission) or, if the parties fail to reach an agreement, the rates are to be set by the relevant state commission based on guidelines established by the Act and implemented by the FCC. Under the Act, these rates must be based on the cost of providing the interconnection or unbundled elements, be nondiscriminatory and include a reasonable profit. The FCC has determined that the prices for these unbundled elements and interconnection are to be based on a methodology governed by forward-looking, long-run incremental costs. The Act also requires LECs to offer to other telecommunications carriers, at wholesale rates, any retail telecommunications service offered by the LEC to end-users. The FCC has determined that the wholesale rates are to be based on the LEC's retail rates, less the costs avoided by the LEC in offering its services for resale.

    CBT and several other LECs believe the FCC's regulations with respect to interconnection, unbundling and resale unlawfully exceed the requirements of the Act. Accordingly, they have sought review of the FCC's order in the United States Court of Appeals. The primary objections raised by CBT and the other LECs are that the pricing rules and standards for interconnection, unbundling and resale, and the rules allowing interconnecting carriers to rebundle unbundled elements and services will not provide the LECs with adequate compensation. On October 15, 1996, the United States Court of Appeals for the Eighth Circuit stayed the effectiveness of the portions of the FCC order establishing the pricing standards. A petition to vacate the Eighth Circuit's stay of these rules has been denied by the United States Supreme Court. As a result of the stay, these rules are suspended, pending a final decision on the merits of the petition for review of these rules. The appeal was scheduled for oral argument in St. Louis on January 17, 1997. The Court of Appeals has not yet issued a decision in this case. The FCC regulations requiring LECs to negotiate with new entrants, unbundle and resell still exist; however, pending a decision on the appeal, pricing will be determined by private negotiations as approved by state regulatory authorities or by state arbitrations.

    If the FCC's order were implemented as written, and if CBT were unable to obtain waivers to certain requirements or to replace its lost revenues, the Company believes that the result would have a material adverse impact on its revenues and earnings. The material impact would result from the elimination of certain revenues designed to subsidize residential telephone service and increased costs to develop or modify systems to allow number portability and interconnection. CBT also believes that implementation of the FCC order would significantly enhance the position of its competitors, which would have an additional adverse impact on CBT's revenues and earnings from operations within its territory.

    The outcome of three separate, but related, FCC proceedings could be significant for CBT. In the first of these proceedings, the FCC will be implementing a universal service funding mechanism based on recommendations developed by a joint board made up of state and federal regulators. In the second of these proceedings, the FCC will be reforming the current access charge regime, which could result in an additional reduction in revenues. In the third, the FCC will be implementing regulations that may require certain LECs to share their infrastructure, technology, information and facilities with certain smaller telecommunications service providers.

    At the state level, the Public Utilities Commission of Ohio ("PUCO") recently adopted a set of local service guidelines that largely mirror the requirements of the Act and the FCC regulations discussed above. In addition, the PUCO has issued orders granting Time Warner Communications of Ohio, L.P., Communications of Ohio, L.P. and Communications Buying Group, Inc. certificates of public convenience and necessity to provide local exchange service in CBT's operating territory. Other entities have been granted certificates to provide basic local exchange service in Ohio, although not in CBT's operating territory.

    On November 7, 1996, in response to the request of CBT, and others, for rehearing, the PUCO reissued the guidelines for local competition in Ohio. On January 6, 1997, CBT and two other local exchange carriers filed appeals with the Ohio Supreme Court challenging the legality of certain of the

PUCO's local competition guidelines. Since the PUCO's guidelines largely mirror the FCC's rules, CBT's appeal raised many of the same issues that are currently pending before the Eighth Circuit Court of Appeals. Cincinnati Bell believes that CBT will face increased competition under the PUCO's local competition guidelines, which may have a material adverse effect on its operating results. To date, seven entities have requested interconnection discussions with CBT.

    On September 26, 1996, the Public Service Commission of Kentucky ("PSCK") issued its rules for local competition in Kentucky. A major portion of the rules outlines the PSCK's perspective regarding universal service and the development of a universal service fund intended to keep residential rates within the state affordable. The rules established a workshop process to review universal service funding. The rules also established an interim resale discount of 17% for most LECs including CBT pending the submission of company-specific cost studies supporting a smaller discount. The PSCK did not, however, adopt detailed rules for interconnection. CBT is reviewing the rules to determine their impact, but the adopted rules are likely to lead to increased competition for CBT in Kentucky and may have an adverse effect on its operating results.

    In addition to seeking appellate review of the FCC's rules and the PUCO's guidelines, CBT recently made two filings with the PUCO which, if approved, may mitigate the impact on CBT. The first of these filings was a petition for suspension/modification of certain of the requirements imposed by the FCC and PUCO. Section 251 (f)(2) of the Telecommunications Act of 1996 allows local exchange carriers serving fewer than 2% of the nation's access lines to seek suspension or modification of the Act's local competition provisions by filing a petition with their state commissions. CBT filed its petition with the PUCO on December 9, 1996. The PUCO has not yet issued a decision. The second filing, made by CBT on December 30, 1996, was CBT's notice of intent to seek approval of a new alternative regulation plan. CBT intends to file its proposed new alternative regulation plan with the PUCO on January 29, 1997. If approved, the new alternative regulation plan would allow CBT to rebalance its current rate structure, significantly reducing the implicit subsidies contained in the Company's current rates. The new alternative regulation plan also would give CBT greater pricing flexibility to respond more effectively to competitive market forces.

CUSTOMER CONCENTRATION

    MATRIXX, CBIS and CBT rely on several significant customers for a large percentage of their respective revenues. Their relationships with customers are typically based on written contracts with a set term; however, such contracts may contain provisions that allow a customer at any time to terminate the relationship prior to the end of the contract term. In the case of MATRIXX, three customers represented approximately 38% of its 1995 revenues and 40% of its first nine months of 1996 revenues. In the case of CBIS, its four largest customers, other than CBT, collectively represented approximately 70% of its 1995 revenues. Each of the Company's major subsidiaries derives significant revenues from AT&T and its affiliates by providing network services, billing and customer care systems and telephone marketing services. During 1995, revenues from AT&T accounted for 26% of the Company's consolidated revenues under various independent contracts with one or more of its subsidiares. Thus, the loss of one or more significant customers could have a material adverse effect on the Company's operating results.

    CBT and AT&T are discussing whether to revise portions of their agreement concerning the joint provision of certain telecommunication services. Revenues subject to discussion represent approximately $36 million or 6% of CBT's 1995 revenues, but portions of the contract provide above average profit contribution. The outcome of such discussions cannot be predicted, but significant changes in the relationship could have a material adverse impact on CBT's future earnings. These discussions with AT&T do not involve AT&T's relationship with other Company subsidiaries.

CUSTOMER AND INDUSTRY SUCCESS

    The revenues generated by MATRIXX and CBIS are dependent on the success of their customers. If their customers are not successful, the amount of business that such customers outsource will be diminished. Several of MATRIXX's and CBIS's current customers participate in emerging industries. The extent to which products marketed by such customers (e.g., personal communications services ("PCS")) will be successful is not yet known. Thus, although CBIS and MATRIXX have signed contracts to provide services to such customers, there can be no assurance that the level of revenues to be received from such contracts will meet expectations.

    Each of the business segments in which the Company's subsidiaries conduct their business has grown significantly in the last several years. To the extent that growth in these industry segments declines, such decline could adversely affect the growth of each subsidiary's business. In addition, the possibility of continued growth in these segments could be affected by the development of new products that provide alternatives to the product offerings of the Company, and by a change in the trend of businesses generally to outsource functions unrelated to their core capabilities.

RAPIDLY CHANGING TECHNOLOGY

    The telecommunications industry is subject to rapid and significant changes in technology. The Company's businesses are highly dependent on its computer, telecommunications and software systems. The Company's failure to maintain the superiority of its technological capabilities or to respond effectively to technological changes could have an adverse effect on its business, results of operations or financial condition. The Company's future success also will be highly dependent upon its ability to enhance existing services and introduce new services or products to respond to changing technological developments. There can be no assurance that the Company can successfully develop and bring to market any new services or products in a timely manner, that such services or products will be commercially successful or that competitors' technologies or services will not render the Company's products or services noncompetitive or obsolete.

POTENTIAL VOLATILITY OF STOCK PRICE

    The trading price of the Company's common shares is subject to fluctuations in response to the Company's operating profits, announcements of new contract awards or new products by the Company and its subsidiaries or their competitors, general conditions in the market, changes in earnings estimates by analysts, failure to meet the revenues or earnings estimates of analysts or other events or factors. The public stock markets have experienced price and trading volume volatility in recent months. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. The market price for the common shares has been highly volatile. Future announcements concerning the Company, its subsidiaries or their competition, including the results of technological innovations, new products, government regulations, litigation or public concern with respect to the Company or its subsidiaries and other factors including those described above, may have a significant impact on the market price of the common shares.

    Salomon Inc. has sold 4,000,000 of its 6 1/4% Exchangeable Notes Due February 1, 2001 (the "DECS"). At maturity, the DECS will be mandatorily exchanged by Salomon Inc. into common shares of the Company (or, at Salomon Inc.'s option, cash with equal value) at the rate specified in the prospectus for the offering of the DECS.

    It is not possible to predict accurately how or whether any market that develops for the DECS will influence the market for the Company's common shares. For example, the price of the common shares could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market, upon the maturity of the DECS, of the 4,000,000 common shares which may be delivered by Waslic Company II upon the maturity of the DECS (currently constituting approximately 5.9% of the outstanding common shares). The price of the common shares could also be affected by possible sales of common shares by investors who view the DECS as a more attractive means of equity participation in the Company and by hedging or arbitrage trading activity that may develop involving the DECS and the common shares.

    The Company has paid consecutive cash dividends on its common shares since 1879. The payment of future dividends will depend upon future earnings, the financial condition of the Company and other factors.

                                    BUSINESS

STRATEGY

    The three principal businesses and other interests of the Company are the products of a focused strategy first initiated in 1983 to expand from a local exchange telecommunications company into a broader, more diversified company providing value-added customer care services in high growth and converging communications markets. By leveraging the combined knowledge, capabilities and experience of its principal subsidiaries, the Company seeks to take advantage of the opportunities arising from the growing communications market and the growing trend of outsourcing information and telephone marketing services. The Company's ability to provide unique insight into the customer care requirements of outsourcing clients of both CBIS and MATRIXX is enhanced by the knowledge and expertise developed by servicing CBT, a full service telecommunications provider.

    In addition to the growth opportunities and synergies created by working together, each business -- CBT, CBIS and MATRIXX -- has growth strategies in its respective markets. CBT's strategy is to leverage off its well regarded brand name, excellent service record and tradition of quality to be a full service provider of bundled communications, information and entertainment services. CBIS's strategy is to utilize the scale of its data processing operations and its extensive industry knowledge and experience to be the leading provider of customer care and billing services and network provisioning and management systems to the communications industry. MATRIXX's strategy is to focus on developing long-term strategic outsourcing relationships for telephone marketing support of large clients in the telecommunications, technology, financial services, consumer products and direct response industries.

CINCINNATI BELL TELEPHONE COMPANY

    GENERAL

    CBT was founded as The City and Suburban Telegraph Association in 1873, three years before the invention of the telephone. In 1878, CBT became the first telephonic exchange in Ohio and the tenth in the nation.

    CBT is the 14th largest local service telecommunications company in the United States, based on its network access lines in service at the end of 1995. In 1995, CBT provided 44% of the Company's revenue and 52% of its operating income excluding special items, compared to 50% and 85%, respectively, in 1993.

    CBT provides telecommunications services and products, mainly local service, network access and toll telephone services, to business and residential customers in most of the Greater Cincinnati area, including parts of southwestern Ohio, six counties in northern Kentucky and parts of two counties in southeastern Indiana. Approximately 98% of CBT's network access lines are in one local calling area. The Cincinnati Bell Telephone brand name is well known among CBT's customers and serves as a foundation for the Company to bundle a broad and increasing range of communications-related products and services.

    CBT's service record is among the best in the industry. Its high service quality is affirmed by its excellence in network reliability. Based on reports of the FCC, CBT maintains one of the lowest levels of customer reported service outages among large U.S. telecommunications companies in the nation. For example, in 1995 CBT averaged only 1.1 trouble reports per 100 customer lines per month, compared to reported rates at RBOCs ranging from 1.3 to 2.7 during the same period. In the face of increased access line growth and orders for additional lines, CBT maintains an excellent record for the installation appointments it keeps, and for the percentage of new service orders it completes within five days of a request.

    Since the beginning of 1990, CBT has invested more than $650 million to upgrade and modernize its plant and equipment with the most modern technology available. Of its network access lines, 89% are served by digital switches, 93% have ISDN capability and 98% have Signaling System 7 capability, which supports enhanced features such as Caller ID, Call Trace and Call Return.

    With the benefit of advanced technology, CBT has been able to serve a growing market with fewer employees. During the first quarter of 1995, CBT implemented initiatives aimed at improving service to its customers and reducing costs, resulting in a $124 million special charge for restructuring. During 1995, the number of CBT employees declined by over 18% to 2,700 at year-end. CBT has been able to achieve cost reductions and productivity improvements through elimination of duplicative services and procedures and consolidation of administrative functions. This has resulted in an increase in the number of access lines per employee from 249 on December 31, 1993 to 323 on September 30, 1996.

    On October 22, 1996, the Company announced that David S. Gergacz, President and Chief Executive Officer of CBT and an Executive Vice President of the Company, resigned from these positions. Until a successor is named, CBT management will report to James F. Orr, Chief Operating Officer of the Company.

    BUSINESS

    On September 30, 1996, CBT had approximately 936,000 network access lines in service, an increase of 4% or approximately 36,000 lines from September 30, 1995. During 1995, CBT added approximately 29,000 new lines, representing an annual increase of 3%. Approximately 70% of CBT's network access lines serve residential customers and 30% serve business customers. The growth in additional access lines to existing residential customers has been particularly strong at CBT over the last several years as customers add lines for home offices, on-line services and increased household telephone usage. In 1995, such additional residential lines accounted for over 50% of the total residential lines added during the year. As of September 30, 1996 approximately 8% of CBT's residential customers had additional access lines. CBT expects continued strong growth in additional residential lines.

    Approximately 89% of CBT's network access lines are served by digital switches that facilitate the transmission of voice, video and data content across CBT's network. The network also includes more than 1,200 miles of fiber-optic cable, including seven rings of cable equipped with SONET technology linking Cincinnati's downtown and other major business centers. These SONET rings offer increased reliability and redundancy to CBT's major business customers.

    Other communications services offered by CBT include voice, data and video transmission, custom calling services and billing services. In addition, CBT is a sales agent for certain products and services of AT&T and sells products of other companies as a full-service provider of communications products and services to business customers. In September 1996, CBT began selling and installing direct broadcast satellite ("DBS") services and equipment in its Cincinnati market under an agreement with DIRECTV-Registered Trademark-, United States Satellite Broadcasting Co. and certain DBS equipment vendors. In March 1996, CBT became one of the first local exchange telephone companies in the nation to introduce an Internet access service for its residential and small business customers. CBT also has introduced high-capacity local area network interconnection services and ISDN services. These new services demonstrate CBT's ability to innovate and adapt to emerging trends in telecommunications.

    Local services generated approximately 56% of CBT's revenues in 1995 while the increasingly competitive network access and toll services generated only 28% of CBT's 1995 revenues. This represents a smaller percentage of total revenues than that received by most of the nation's largest local exchange telephone companies. The remainder of CBT's revenues come from other communications services, including commissioned sales, maintenance and repair services as well as billing services.

    MARKET

    CBT serves a 2,400 square-mile market encompassing most of the Greater Cincinnati area, which had a total population of approximately 1.5 million in 1990, including 656,000 households. Its regional economy is strong and diverse, including six locally headquartered Fortune 500 companies.

    Several companies compete or are planning to compete with CBT through the provision of intraLATA long-distance services, enhanced calling services such as voice messaging, customer premises maintenance and repair services, wireless communications services, special access services, public telephone services and business communications equipment sales and maintenance services. See "Competition."

    OPPORTUNITIES

    CBT plans to develop new products and services and market them in ways that leverage its well regarded brand name, large installed customer base, reputation for service quality, communications industry knowledge and experience and extensive knowledge of its customers' preferences. CBT also will pursue co-branding opportunities and alliances with other service providers where appropriate.

    CBT will seek to increase its penetration of additional residential lines within its service area. In addition, CBT has an opportunity to increase the market penetration rate of higher margin enhanced services such as Caller ID, Call Return, Call Block and 3-Way Calling.

    Under the Company's strategy for pursuing opportunities for growth by leveraging the strengths of all of its businesses, and under CBT's own strategy to be a full service provider of communications services, the Company has unique strengths that could be effective in marketing a broad array of communications services outside of CBT's existing service territory. The Company is exploring such opportunities, both on its own or in partnership with other communications services companies.

    The Company has won a 10MHz license to offer PCS service in the Greater Cincinnati area in an FCC-sponsored auction. It is expected that the auction results will be finalized in the next few months. Ameritech, as general partner of a limited partnership offering cellular service in much of central and southeastern Ohio, including Greater Cincinnati, and in which the Company is a 45% limited partner, has filed suit in Delaware Chancery Court seeking to prevent the Company from offering PCS service directly or through resale.

    REGULATION

    CBT's local exchange, network access and toll telephone operations are regulated by the PUCO, the PSCK and the FCC with respect to rates, services and other matters. (See the discussion under the caption "Risk Factors" above.)

CINCINNATI BELL INFORMATION SYSTEMS INC.

    GENERAL

    CBIS was formed in 1983 to leverage the Company's knowledge and expertise in data processing and billing for the telecommunications industry. CBIS provides data processing services and software systems that generate billing information and manage customer information for communications services businesses. CBIS's customers are large corporations in the U.S. communications industry. CBIS accounted for approximately 27% of the Company's 1995 consolidated revenues and 21% of total operating income excluding special items. During the first nine months of 1996, CBIS's revenue and operating income excluding special items increased 26% and 68%, respectively, compared to the first nine months of 1995.

    CBIS is the leading provider of billing and customer care services to the wireless telecommunications market in North America, which includes the cellular as well as the PCS businesses. The cellular industry has been growing in excess of 30% per year in terms of revenues and subscribers. CBIS has been the market leader of billing systems to the cellular industry for more than ten years and serves many of the top cellular carriers. CBIS's systems generate bills for cellular telephone customers in 23 of the 25 largest U.S. metropolitan areas. CBIS's service bureaus generated the billing information for monthly customer statements for approximately 30% of U.S. cellular subscribers in 1995. CBIS's revenue from cellular clients increased from $144 million in 1993 to $198 million in 1994 and to $257 million in 1995.

    CBIS also provides billing and customer care services to companies that operate traditional wireline telecommunications networks, including CBT. It develops network management systems for communications companies and customer care and billing systems for cable television systems operators in the U.S. and Europe. CBIS's systems also support the provision of telephone services by cable television system operators in the U.S. and in Europe. CBIS recently began to offer service bureau billing services to the cable television industry.

    In September 1996, CBIS acquired ICS, an international provider of wireline customer care and billing solutions, from WorldCom, Inc. In December 1995, CBIS acquired IDS, a developer of advanced billing systems for the cable television industry. In March 1995, CBIS acquired X International, an established information technology company located in Bristol, England, that provides customer care and billing software for a wide range of telecommunications companies utilizing the Global System for Mobile Communications ("GSM") standard.

    CBIS's headquarters are in Cincinnati, Ohio. It has major operations in Ohio, Florida, Illinois, Georgia and Virginia. It also has operations in the United Kingdom, Switzerland and The Netherlands.

    BUSINESS

    CBIS serves clients principally by processing data and creating bills using proprietary software. CBIS provides and manages billing systems in a service bureau environment where its extensive experience results in significant cost and service advantages to clients. These advantages include freeing the client to concentrate on core competencies, predictable costs, information management expertise and access to advanced technology without capital expense.

    CBIS's data processing services are carried out in its data centers in Cincinnati and Orlando. It uses information from communications service providers to calculate and generate bills for the usage of communications services, generally on a monthly cycle. CBIS strives to provide state-of-the-art systems and facilities that provide reliability and responsiveness. CBIS's systems select the correct plan for each customer from the thousands of pricing plans provided by its clients. These systems generate billing information for more than 12 million bills per month, including approximately 700,000 bills generated for CBT, based on each customer's billing preferences. CBIS's computers process over 140 million transactions, including transactions for CBT, per month. CBIS's revenue from this business is determined in large part by the number of bills it produces and the number of accounts it manages.

    In the wireless industry, pricing plans are complex and change frequently. Customers of CBIS's clients frequently change service plans and service providers. Additionally companies in the wireless industry are growing rapidly. CBIS's ability to manage this change and growth successfully is an important factor in its success.

    CBIS also updates pricing plans and customer records for its clients and makes customer information available to clients on-line, helping these clients better manage their relationships with their telecommunications customers. CBIS typically is compensated at an hourly rate for these and other consulting services.

    Most of CBIS's services are provided under contracts for terms of two to ten years, certain of which may be terminated at specified times on prior written notice. CBIS's four largest clients, other than CBT, are AT&T, 360 DEG. Communications, Ameritech Corporation and Comcast Cellular, which collectively accounted for approximately 70% of CBIS's 1995 revenues. Several multi-year contracts cover essentially all of CBIS's relationships with AT&T businesses, including its contract with AT&T Wireless and CMT Partners for the provision of wireless customer care and billing services through 2001. In 1996, CBIS signed contract extensions with Comcast Cellular and with 360 DEG. Communications. CBIS's contract with Comcast Cellular was extended to 2003 and its contract with 360 DEG. Communications was extended to 2006. Other CBIS customers include selected cable television systems owned by Time Warner Inc. and Cox Communications, Inc. and the public telecommunications services providers in Switzerland and The Netherlands. Some clients, including all of CBIS's current cable television clients, have purchased CBIS software to operate in their own data centers. CBIS recently introduced service bureau billing as an option for its cable television clients.

    CBIS's systems development and support are dependent on its ability to attract and retain its professional staff. There can be no assurance that CBIS's labor costs will not increase in the future.

    MARKETS

    An industry study and CBIS's own analysis estimate that the domestic market for billing and customer care services used by the communications industry was greater than $4 billion in 1995. This figure includes the estimated cost of customer care and billing services used by wireless, wireline and cable television services providers, including services they provide to themselves.

    The cellular industry's subscriber base was approximately 34 million at the end of 1995. At the end of 1995, CBIS's data centers generated billing information for more than 10 million monthly customer statements for cellular subscribers. Billing and customer care for cellular and cellular-related telecommunications services in North America accounted for more than 70% of CBIS's 1995 total revenue.

    OPPORTUNITIES

    The wireless communications industry also includes a number of emerging services, including PCS, which use digital technologies to increase the range of features, service quality and operating efficiency of mobile communications services. Increased competition in the communications industry should increase the opportunities for CBIS.

    CBIS recently entered into contracts to provide customer care and billing services to three of the largest potential providers of PCS services in the United States based on both issued and projected license awards. In March 1996, PrimeCo Personal Communications L.P. ("PrimeCo"), a wireless partnership among AirTouch, Bell Atlantic Corporation, NYNEX Corporation and U S West Media Group, announced that it had chosen CBIS to be its exclusive customer care and billing solutions provider. PrimeCo owns PCS licenses covering approximately 57 million net POPs (potential customers adjusted for equity ownership) and is ranked as the third largest owner of PCS A and B block licenses. In July 1996, CBIS signed an exclusive customer care and billing contract with Sprint Spectrum L.P., a wireless partnership among Sprint Corporation, Tele-Communications, Inc. ("TCI"), Comcast Cellular and Cox Communications, Inc. Sprint Spectrum L.P. owns PCS licenses covering approximately 195 million net POPs and is ranked as the largest owner of PCS A and B block licenses. Additionally, CBIS has an agreement with AT&T to provide customer care and billing services to AT&T for PCS services. AT&T Wireless owns PCS licenses covering approximately 114 million net POPs and is ranked as the second largest owner of PCS A and B block licenses.

    These new PCS contract awards coupled with CBIS's existing cellular billing contracts position CBIS to be a leading provider of customer care and billing services to a much broader wireless services industry if its clients are successful in PCS and other wireless services businesses.

    In March 1996, CBIS also announced a five-year contract with AT&T to provide billing, data processing and software development and professional consulting services in connection with AT&T's proposed reentry into the local telephone market as either a reseller or facilities-based provider of local exchange services. AT&T is registering to offer these services in all 50 states of the United States and is negotiating for resale agreements with selected LECs. As with PCS, the benefits to CBIS from the contract will depend in part upon the success of AT&T in meeting its objectives in this new venture.

    On September 19, 1996, CBIS signed a three-year contract with a unit of TCI, the largest cable television operator in the U.S. based on total subscribers, to provide customer care and billing services in support of TCI's planned offering of telephone services to its cable television customers. CBIS's data center will provide rating (bill calculation), service order entry and bill finishing services to TCI.

MATRIXX MARKETING INC.

    GENERAL

    Based on annual revenues, MATRIXX is the largest independent provider of outsourced telephone marketing services. MATRIXX provides a full range of customer service, sales support and telephone marketing solutions to major companies in its targeted industries. In 1995, MATRIXX accounted for approximately 20% of the Company's consolidated revenue and 14% of total operating income excluding special items. MATRIXX recorded revenues of $271.1 million and operating income excluding special items of $32.3 million in 1995, representing increases of 20% and 43%, respectively, when compared to 1994. During the first nine months of 1996, MATRIXX's revenue and operating income excluding special items increased by 26% and 28%, respectively, when compared to the first nine months of 1995.

    MATRIXX principally focuses on developing long-term, strategic outsourcing relationships with large clients in the telecommunications, technology, financial services, consumer products and direct response industries. MATRIXX focuses on clients in these industries because of the complexity of the service required, the anticipated growth of their businesses and their continuing need for customer service support. Often, the level of support these companies require and the close relationships they build with MATRIXX lead to higher returns versus short-term client programs. For example, MATRIXX built a team of sales account managers who are the dedicated sales channel to a consumer products company's retail and wholesale accounts. MATRIXX's team manages the company's day-to-day relationships with those accounts. This extension of the company's sales organization allows for more frequent customer contact at a lower cost. The dedicated team also assists the company in its marketing efforts through database management, product movement reports and market trends analysis.

    Many MATRIXX employees who respond to inbound customer service calls are dedicated to serving a single client. Employees supporting
DIRECTV-Registered Trademark- satellite entertainment services, for example, answer calls to initiate service or to provide information about programming options, billing and technical aspects of the service, including installing customers' own satellite dishes. For other clients, MATRIXX provides technical help desk support for computer products and services and responds to customer inquiries submitted via the Internet.

    MATRIXX operates 18 domestic and 2 international call centers with approximately 7,000 available workstations and more than 13,300 customer call representatives, including full-time and part-time employees. MATRIXX facilities handled more than 150 million customer calls in 1995.

    MATRIXX is headquartered in Cincinnati. It operates domestic call centers in Ohio, Utah, Colorado, Arizona, Wisconsin, Nebraska, Florida and Texas and international call centers in Paris, France and Newcastle, England.

    BUSINESS

    MATRIXX provides two categories of telephone marketing services. Traditional services offer large shared capacities for large sale campaigns and major direct response programs. Outsourced dedicated services require dedicated agents to handle a specific company's more complex customer service, technical help desk and sales account management needs. Complementary services to its traditional and outsourced dedicated services are interactive voice response, Internet E-mail response, research, database management and fulfillment. Based on 1995 revenues, approximately 70% of MATRIXX's business involved responding to inbound calls from customers of it clients. MATRIXX considers its industry focus and differentiation of service offerings to be its competitive strengths.

    Dedicated customer call representative teams and call centers support large telephone marketing services programs for clients. Many of these centers are linked to provide optimal call routing, capacity matching and redundancy in order to best meet the needs of the client. MATRIXX relies on advanced information systems, including proprietary software, and integrated telephone systems to effectively meet client expectations. MATRIXX customer service representatives receive initial training and on-the-job support to develop calling skills and knowledge of clients' products and services. MATRIXX's service offerings are very labor intensive and dependent in part on its ability to minimize personnel turnover. MATRIXX also competes for qualified personnel with other employers in their geographic markets. There can be no assurance that MATRIXX will be able to hire and retain a sufficient number of qualified personnel in a cost-efficient manner to support continued growth.

    MATRIXX's client base primarily includes large companies in the telecommunications, technology, financial services, consumer products and direct response industries. MATRIXX's largest customers in 1995 were AT&T, DIRECTV-Registered Trademark- and American Express Company, which collectively accounted for approximately 38% of 1995 revenues.

    MARKET

    Telephone marketing services include consumer and business telephone-based customer service and sales programs. Historically, companies maintained such customer care functions in-house because they believed that a direct relationship with the customer was good business policy and because there were few outsourcing alternatives. As the size and complexity of these functions have grown, increasing numbers of companies have chosen to outsource some or all of these activities in order to focus on their core businesses, reduce costs and improve operational efficiency. Telephone marketing services companies such as MATRIXX are able to provide these services in a higher quality, lower cost manner, which in many cases results in a competitive advantage for MATRIXX's clients. In addition, telephone marketing services companies often can provide a client with current, detailed information on its customers and their purchasing decisions.

    According to a Strategic Telemedia Study, the U.S. agency market for outsourced telephone marketing services, including automated services, was over $6 billion in 1995. In addition, industry sources suggest that a considerably larger volume of telephone marketing services was managed and operated internally, through dedicated in-house call centers. MATRIXX believes that corporations will outsource an increasingly larger percentage of such telephone marketing services, further fueling the growth of the market of outsourced telephone marketing services.

    MATRIXX segments that market for telephone marketing services into traditional and outsourced dedicated programs. Traditional programs involve shared agents who handle shorter campaign-oriented calls. Outsourced dedicated programs involve agents who handle larger and more complex calls for long-term clients thereby providing added value. MATRIXX recently entered the technical help desk market through its acquisition of Software Support, Inc. in November 1996. Many programs now include an automated and interactive voice response component in addition to live agents. MATRIXX recently entered the interactive and voice response market through its acquisition of certain assets of Scherers Communications, Inc. in August 1996.

    The principal drivers of overall telephone marketing services market growth are expected to be the increasing use of targeted marketing strategies by companies, the effectiveness of programs that involve frequent one-on-one contact as a means of enhancing customer loyalty and the lower cost of sales and marketing over the phone compared to other customer service methods. Additionally, as companies seek to achieve greater strategic focus and operating efficiency, a greater percentage are expected to seek to outsource telephone-based customer care services and sales coverage programs. The Company believes that MATRIXX is well positioned to capture significant amounts of this business, because of its ability to provide the marketing expertise and technological resources required to deal with increasingly complex customer interactions.

    OPPORTUNITIES

    MATRIXX believes that there are significant opportunities to grow its business, in light of the growth of telephone marketing services as a communication medium and the trend to outsource customer service, technical help desk and sales coverage programs. Companies now realize that they can improve customer service levels and increase sales while reducing costs. In addition, services developed with other subsidiaries of the Company are being offered to existing and potential MATRIXX clients. For example, MATRIXX and CBT worked together to develop MATRIXX's help desk support service for CBT's new FUSE-Registered Trademark- Internet access service, a support service MATRIXX is offering to other third-party clients. CBIS is also collaborating with MATRIXX to provide data processing services and enhanced customer management software as well as jointly offering end-to-end value-added solutions for communications providers.

    MATRIXX believes that its focus and expertise in the telecommunications, technology, financial service, consumer products and direct response industries provide it with a competitive advantage in developing additional relationships in these industries. These industries include many large corporations with large and often complex telephone marketing service needs. In addition, MATRIXX believes its scale and expertise in inbound calling provide it with an advantage in winning new business from companies currently relying on in-house telephone marketing service operations.

    MATRIXX will actively seek out opportunities to expand its product offerings and client base through internal development and strategic acquisitions.

    REGULATION

    Various federal and state legislative initiatives have been enacted to regulate primarily outbound telephone marketing services, especially calls to consumers. Since MATRIXX concentrates on inbound service and outbound business-to-business telephone marketing services, MATRIXX does not believe that such legislation adversely affects its business presently. However, there can be no assurance that future legislation will not have an expanded scope and restrict MATRIXX's ability to conduct it business.

OTHER BUSINESSES

    CBLD resells long distance telecommunications services and products as well as voice mail and paging services principally to residential and business customers in Ohio and several adjoining states. Its principal market focus is small- and medium-sized businesses, particularly businesses with two to twenty business access lines in service. CBLD augments its high-quality long-distance services with calling plans, network features and enhanced calling services to create customized packages of communications services for its clients. CBLD's resale activities are conducted pursuant to the regulatory requirements of various state utility commissions. Although no material regulatory developments are pending with respect to such requirements, any such developments could have an effect on CBLD's resale activities.

    CBD provides Yellow Pages and other directory products and services as well as related information and advertising services. Its principal products are a White Pages directory and nine Yellow Pages directories. CBD continually evaluates new product offerings in both the print and emerging electronic categories of distribution.

    Cincinnati Bell Supply ("Supply") purchases, sells and reconditions telecommunications and computer equipment. Its principal market is the secondary market for used and surplus telecommunications systems, including AT&T-brand systems.

    The Company also owns a 45% limited partnership interest in a cellular telephone service business that covers much of central and southwestern Ohio, northern Kentucky and small portions of southeastern Indiana. The Company's proportionate share of this cellular market represents approximately 2.3 million POPs. In 1994, the Company filed suit in Chancery Court in Delaware against the partnership's general partner seeking to dissolve the partnership and reclaim the Company's proportionate share of the partnership's assets. On September 3, 1996, the Court denied the Company's motion for summary judgment and granted the general partner's motion for summary judgment. The Company has appealed that ruling to the Delaware Supreme Court.

COMPETITION

CINCINNATI BELL TELEPHONE COMPANY

    CBT is currently the sole provider of basic local switched wireline telecommunications services in its market. Competitors include providers of special access services, wireless communication services, enhanced calling services such as voice messaging services and providers of business communications equipment and services.

    Evolving technology, the preferences of consumers and policy makers, and the convergence of other industries with the telecommunications industry are causes for increasing competition in the telecommunications industry. The range of communications services, the equipment available to provide and access such services and the number of competitors offering such services continue to increase. That increase expands the means by which CBT's network may be bypassed. Furthermore, recently enacted legislative and regulatory initiatives and additional regulatory developments that are expected in the near future are likely to encourage and accelerate the development of competition in all segments of the telecommunications industry by removing legal barriers to competition across segments of that industry. These initiatives and developments could make it more difficult for CBT to maintain current revenue and profit objectives.

    In the future, CBT expects to compete with other providers of local exchange telecommunications service and communications-based entertainment and information services. Local exchange telecommunications competitors will include other major local exchange telecommunications companies, wireless services providers, interexchange carriers, competitive local exchange carriers and others. Time Warner Communications of Ohio, L.P., Communications of Ohio, L.P. and Communications Buying Group, Inc. are the only other companies currently certified to offer switched local exchange service in CBT's Greater Cincinnati market.

CINCINNATI BELL INFORMATION SYSTEMS INC.

    Competition in the information services market is based primarily on product quality, performance, price and the quality of client service. CBIS's competitors include large firms with size and capabilities equal to or greater than CBIS as well as potential competitors from other markets similar to those served by CBIS. Major competitors of CBIS include Alltel Corporation, American Management Systems Inc., Andersen Consulting Group and EDS Systems Corp. Niche players or new entrants could also capture a segment of the information services market by developing new systems or services which could impact CBIS's market potential. In addition, CBIS's clients and potential clients are generally large companies with substantial resources and the capability to provide needed services for themselves rather than outsourcing such services. Faced with increasing competition, there can be no assurance that CBIS can maintain its future growth at the same rate as that experienced in the past several years.

    CBIS believes that it can provide superior service to its clients, because of its extensive knowledge of the communications industry, its constant technological and service enhancements, its information systems capabilities and resources and the quality of its client service. As communications customer care and billing becomes more complex, communications providers are increasingly considering customer billing services as an opportunity to differentiate themselves from competitive service providers. CBIS believes that its ability to maintain a leadership position in the technological development of billing systems will be critical to providing its clients with competitively priced high quality services.

MATRIXX MARKETING INC.

    The telephone marketing services industry in which MATRIXX competes is extremely competitive and highly fragmented. MATRIXX competes with the in-house telephone marketing services operations of its current and potential clients, other large telephone marketing services companies such as APAC Teleservices, Inc., AT&T American Transtech, ITI Marketing Services Inc., Precision Response Corporation, SITEL Corporation, TeleTech Holdings, Inc., West Teleservices Corporation and numerous other small companies. MATRIXX also competes with alternative marketing media such as television, radio and direct mail advertising. MATRIXX differentiates itself from competitors based on its size and scale, selective industry and client focus, financial and technical resources and business reputation.

    MATRIXX believes that the principal competitive factors in the telephone marketing and related marketing services industry are reputation for quality, sales and marketing skills, price, technological expertise and the ability to promptly provide clients with customized solutions to their customer service, sales and marketing needs. The competitive marketplace could begin to place pressure on MATRIXX's ability to achieve its goals. There can be no assurance that MATRIXX will be able to achieve the growth and financial results that it has had in the past several years.

OTHER BUSINESSES

    The Company's other businesses face intense competition in their markets, principally from larger companies. They primarily seek to differentiate themselves by providing existing customers with superior service and by focusing on niche markets and opportunities to develop and market customized packages of services. CBLD's competitors include other interexchange carriers and selected local telecommunications services companies. CBD's competitors are other directory services companies, and newspapers and other media advertising services providers in its region. Supply's competitors include a number of larger and smaller vendors of new and used communications and computer equipment, operating regionally and across the nation.

                          DESCRIPTION OF CAPITAL STOCK

    The following is a summary description of the capital stock of the Company and is qualified by reference to the Company's Amended Articles of Incorporation (the "Articles") a copy of which has been filed as Exhibit 4-A to this Registration Statement. For the text of the provisions summarized below, of which this prospectus is a part, reference is made to such exhibit.

    The authorized capital stock of the Company consists of 240,000,000 common shares, par value $1.00 per share, and 5,000,000 preferred shares, without par value (the "Preferred Shares"), of which 4,000,000 are voting preferred shares (the "Voting Preferred Shares"). At December 31, 1996, 67,563,066 common shares were outstanding. There are currently no Preferred Shares outstanding.

    All common shares of the Company are entitled to participate equally in such dividends as may be declared by the Board of Directors of the Company and upon liquidation of the Company, subject to the prior rights of any Preferred Shares. All common shares outstanding are fully paid and nonassessable.

    Each shareholder has one vote for each common share or Voting Preferred Share registered in the shareholder's name. The Board of Directors is divided into three classes as nearly equal in size as the total number of directors constituting the Board permits. The number of directors may be fixed or changed from time to time by the shareholders or the directors.

    The Board of Directors is authorized to issue the Preferred Shares from time to time in series and to fix the dividend rate and dividend dates, liquidation price, redemption rights and redemption prices, sinking fund requirements, conversion rights, restrictions, if any, on the creation of indebtedness and on the issuance of such Preferred Shares, and certain other rights, preferences and limitations. Each series of Preferred Shares would rank, with respect to dividends and redemption and liquidation rights, senior to the common shares. It is not possible to state the actual effect of the authorization of any series of Preferred Shares upon the rights of holders of the common shares until the Board of Directors determines the rights of the holders of one or more series of Preferred Shares. However, such effects could include (a) restrictions on dividends on the common shares, (b) dilution of the voting power of the common shares to the extent that the Voting Preferred Shares have voting rights or (c) inability of the common shares to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to the Preferred Shares.

    No holders of shares of any class of the Company's capital stock have pre-emptive rights nor the right to exercise cumulative voting in the election of directors.

    The transfer agent and registrar of the common shares is Fifth Third Bank, Stock Transfer Department, 38 Fountain Square Plaza, Mail Drop #1090F5, Cincinnati, OH 45263.

CHANGE IN CONTROL

    The following provisions of the Company's Articles and Ohio law might have the effect of delaying, deferring or preventing a change in control of the Company and would operate only with respect to an extraordinary corporate transaction, such as a merger, reorganization, tender offer, sale or transfer of assets or liquidation involving the Company and certain persons described below.

    Ohio law provides that the approval of two-thirds of the voting power of a corporation is required to effect mergers and similar transactions, to adopt amendments to the articles of incorporation of a corporation and to take certain other significant actions. Although under Ohio law the articles of incorporation of a corporation may permit such actions to be taken by a vote that is less than two-thirds (but not less than a majority), the Company's Articles do not contain such a provision. The two-thirds voting requirement tends to make approval of such matters, including further amendments to the Articles, relatively difficult and a vote of the holders of in excess of one-third of the outstanding Common Shares of the Company would be sufficient to prevent implementation of any of the corporate actions mentioned above. In addition, Article Fifth classifies the Board of Directors into three classes of directors with staggered terms of office and the Company's Regulations provide certain limitations on the removal from and filling of vacancies in the office of director.

    Article Sixth of the Articles requires that certain minimum price requirements and procedural safeguards be observed by a person or entity after he or it becomes the holder of 10% or more of the voting shares of the Company if such person or entity seeks to effect mergers or certain other business combinations ("Business Combinations") that could fundamentally change or eliminate the interests of the remaining shareholders. If such requirements and procedures are not complied with, or if the proposed Business Combination is not approved by at least a majority of the members of the Board of Directors who are unaffiliated with the new controlling person or entity (taking into account certain special quorum requirements), the proposed Business Combination must be approved by the holders of 80% of the outstanding common shares and outstanding Voting Preferred Shares of the Company (collectively "Voting Shares"), voting together as a class, notwithstanding any other class vote required by law or by the Articles. In the event the price criteria and procedural requirements are met or the requisite approval by such unaffiliated directors (taking into account certain special quorum requirements) is given with respect to a particular Business Combination, the normal voting requirements of Ohio law would apply.

    In addition, Article Sixth of the Articles provides that the affirmative vote of the holders of 80% of the Voting Shares, voting as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, Article Sixth. An 80% vote is not required to amend or repeal, or adopt a provision inconsistent with, Article Sixth if the Board of Directors has recommended such amendment or other change and if, as of the record date for the determination of shareholders entitled to vote thereon, no person is known by the Board of Directors to be the beneficial owner of 10% or more of the Voting Shares, in which event the affirmative vote of the holders of two-thirds of the Voting Shares, voting as a single class, shall be required to amend or repeal, or adopt a provision inconsistent with, Article Sixth.

    Ohio, the state of the Company's incorporation, has enacted Ohio Revised Code ("O.R.C.") Section 1701.831, a "control share acquisition" statute, and Chapter 1704, a "merger moratorium" statute. The control share acquisition statute basically provides that any person acquiring shares of an "issuing public corporation" (which definition the Company meets) in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first puts such ownership within each such range:
(a) more than 20% but less than 33-1/3%; (b) 33-1/3% but not more than 50%; and
(c) more than 50%.

    The "merger moratorium" statute provides that, unless a corporation's articles of incorporation or regulations otherwise provide, an "issuing public corporation" (which definition the Company meets) may not engage in a "Chapter 1704 transaction" for three years following the date on which a person acquires more than 10% of the voting power in the election of directors of the issuing public corporation, unless the "Chapter 1704 transaction" is approved by the corporation's board of directors prior to such voting power acquisition. A person who acquires such voting power is an "interested shareholder," and "Chapter 1704 transactions" involve a broad range of transactions, including mergers, consolidations, combinations, liquidations, recapitalizations and other transactions between an "issuing public corporation" and an "interested shareholder" if such transactions involve 5% of the assets or shares of the "issuing public corporation" or 10% of its earning power. After the initial three-year moratorium, Chapter 1704 prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutory defined fair price provisions.

    Ohio has also enacted a "greenmailer disgorgement" statute which provides that a person who announces a control bid must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement.

    In addition, Ohio has a "control bid" statute that provides for the dissemination of certain information and the possibility of a hearing concerning compliance with law in connection with a proposed acquisition of more than 10% of any class of equity securities of a corporation, such as the Company, that has significant contacts with Ohio.

    In October 1986 the Board of Directors of the Company adopted a Share Purchase Rights Plan. Under the plan, shareholders received, in connection with each Common Share owned, the right to purchase one one-hundredth of a Series A Preferred Share at an exercise price of $125, subject to adjustment (the "Rights"). The Rights expired on November 5, 1996. The Company has no current intention to implement a successor shareholder rights plan, but it may do so in the future.

    There is no provision in the Company's Amended Articles of Incorporation by which an officer or director of the Company may be indemnified against any liability which he or she may incur in his or her capacity as such. However, the Company has indemnification provisions in its Amended Regulations which provide that the Company will, to the full extent permitted by Ohio law, indemnify all persons whom it may indemnify pursuant thereto.

    Reference is made to O.R.C. Section 1701.13(E) which provides for indemnification of directors and officers in certain circumstances.

    The Company provides liability insurance for its directors and officers for certain losses arising from certain claims and charges, including claims and charges under the Securities Act, which may be made against such persons while acting in their capacities as directors and officers of the Company.

                                 LEGAL MATTERS

    Certain legal matters in connection with the common shares offered hereby will be passed upon for the Company by Frost & Jacobs, 2500 PNC Center, Cincinnati, Ohio 45202-4182. Mr. Baskett, a partner of Frost & Jacobs, is General Counsel and Chief Legal Officer of the Company and is the record owner of 1,040 common shares and has options to purchase 95,000 common shares. Other attorneys at Frost & Jacobs also are the record or beneficial owners of common shares.

                                    EXPERTS

    The consolidated balance sheets of Cincinnati Bell Inc. as of December 31, 1995 and 1994 and the consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended December 31, 1995, which appear in Cincinnati Bell's Annual Report on Form 10-K for the year ended December 31, 1995, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                     [LOGO]

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                           Printed on Recycled Paper

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     There is no provision in the Company's Amended Articles of Incorporation by which an officer or director may be indemnified against any liability which he or she may incur in his or her capacity as such. However, the Company has indemnification provisions in its Amended Regulations which provide that the Company will, to the full extent permitted by Ohio law, indemnify all persons whom it may indemnify pursuant thereto.

     Reference is made to Section 1701.13(E) of the Ohio Revised Code which provides for indemnification of directors and officers in certain circumstances.

     The foregoing references are necessarily subject to the complete text of the Amended Regulations and the statute referred to above and are qualified in their entirety by reference thereto.

     The Company provides liability insurance by its directors and officers for certain losses arising from certain claims and charges, including claims and charges under the Securities Act of 1933, which may be made against such persons while acting in their capacities as directors and officers of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the provisions referred to herein, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16.    EXHIBITS.


     Exhibit
     Number
     -------

     4.1 Amended Articles of Incorporation (incorporated by reference to Exhibit (3)(a) to the Company's Form 10-K for 1989, File No. 1-8519).
     4.2 Amended Regulations (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-3 File No. 2-96054).
     5 Opinion of Frost & Jacobs, counsel for the Company, as to the legality of the common shares being registered.*
     23.1   Consent of Coopers & Lybrand L.L.P.
     23.2 Consent of Frost & Jacobs is contained in opinion of counsel filed as Exhibit 5.*
     24.1 Powers of Attorney executed by directors and officers of the Company.

            * Previously filed

ITEM 17.    UNDERTAKINGS


     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report of the registrant pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Cincinnati Bell Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 13 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati and State of Ohio, on the 22nd day of January, 1997.

                                   CINCINNATI BELL INC.

                                   By   /s/  Brian C. Henry
                                      --------------------------------
                                        Brian C. Henry, Executive Vice
                                        President and Chief Financial
                                        Officer

     Pursuant to the requirement of the Securities Act of 1933, this Post-Effective Amendment No. 13 to this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.
                                   :
Principal Executive Officer:       :
                                   :
JOHN T. LAMACCHIA                  :
President and Chief Executive      :
     Officer                       :
                                   :
Principal Accounting and           :
     Financial Officer:            :
                                   :
BRIAN C. HENRY                     :
Executive Vice President and       :
     Chief Financial Officer       :    By   /s/  Brian C. Henry
                                   :       ------------------------------------
Directors:                         :         Brian C. Henry as attorney-in-fact
John F. Barrett                    :         and on his own behalf as Principal
Phillip R. Cox                     :         Accounting and Financial Officer
William A. Friedlander             :
Roger L. Howe                      :    January 22, 1997
Robert P. Hummel, M.D.             :
James D. Kiggen                    :
John T. LaMacchia                  :
Charles S. Mechem, Jr.             :
Mary D. Nelson                     :
James F. Orr                       :
Brian H. Rowe                      :
David B. Sharrock                  :